MOL HUNGARIAN OIL AND GAS PLC.

Finance

04 MAR -4 AM 7:21

18th February, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

04010299

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure 7

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

13 February 2004

MOL to invite bids for stakes in its three unbundled gas businesses

MOL hereby announces that its Board of Directors has authorised the management of the Company to invite bids for the possible sale of stakes and the involvement of partners in its three unbundled gas businesses (Storage, Transmission, Wholesale and Trading). MOL's upstream gas assets are excluded from this process. Bids are expected to be submitted following a due diligence process customary in such transactions. JP Morgan has been appointed as MOL's adviser in this process.

Commenting on this process, Executive Chairman and CEO Mr Zsolt Hernádi said "Following recent changes to the gas regulatory regime, now is the appropriate time to explore strategic opportunities to ensure that we are maximizing the value of MOL's investment in gas and thus the overall value of the company".

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

04 MAR -4 AM 7:21

INVESTOR NEWS

19 January, 2003

MOL Plc. signs contract on the sale of its minority interest in gas distributors ÉGÁZ Rt. and DÉGÁZ Rt.

MOL Hungarian Oil and Gas Plc. hereby announces that as a further step in its divestiture strategy it has sold its 35.46 percent holding in ÉGÁZ Rt. and its 27.18 percent holding in DÉGÁZ to Gas de France. The combined book value of interests is HUF 11.63 billion and the purchase price is HUF 11.75 billion. Payment of the full consideration is expected following the approval of the Hungarian Energy Office at the closing of the transaction.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL and GAS
Public Limited Company

9 January 2004

Share distribution to MOL employees

MOL Hungarian Oil and Gas Company announces that on 9 January 2004 it distributed 3,515 shares to 30 employees participating in its Young Talents Program.

www.mol.hu

MOL HUNGARIAN OIL and GAS
Public Limited Company

13 January 2004

MOL submitted a non-binding bid for the privatisation of Unipetrol

MOL Hungarian Oil and Gas Plc. submitted a non-binding bid for the privatisation of Unipetrol. On 6 November 2003, the National Property Fund of the Czech Republic published a public announcement on its intention to sell a 62.99% shareholding of Unipetrol a.s., the leading Czech oil, petrochemical and chemical holding company.

MOL will only decide on whether it will submit a binding bid and the potential structure thereof following a comprehensive due diligence.

www.mol.hu

MOL HUNGARIAN OIL and GAS
Public Limited Company

04 MAR -4 AM 7:21

27 January 2004

The public offer made by MOL for Slovnaft shares has been closed

MOL Hungarian Oil and Gas Company announces that the public offer for the ordinary shares of Slovnaft a.s. has been closed. During the public offer 5,855,849 shares have been offered for sale, representing 28.39% of Slovnaft's registered capital. The stock exchange settlement of the public offer will take place on 30 January 2004 and MOL will become the owner of the validly offered shares on this day. MOL will announce the final number of shares purchased in the public offer following the stock exchange settlement of the offer.

www.mol.hu

MOL HUNGARIAN OIL and GAS
Public Limited Company

30 January 2004

The settlement of the public offer made by MOL for Slovnaft shares has been closed

MOL Hungarian Oil and Gas Company announces that on 30 January 2004 the stock exchange settlement of the public offer for the ordinary shares of Slovnaft a.s. has been successfully closed. During the public offer MOL has purchased 5,855,849 shares, increasing its stake to 98.41% in Slovnaft.

www.mol.hu

MOL Fourth Quarter and Full Year Preliminary Results



Slovnaft

2003

STRONGEST EVER ANNUAL OPERATING PROFIT

MOL Hungarian Oil and Gas plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2003 fourth quarter and full year preliminary results. This report contains consolidated financial statements for the period ended 31 December 2003 as prepared by management in accordance with International Financial Reporting Standards (IFRS).

Financial highlights

MOL Group financial results (IFRS)	Q4 2002		Q4 2003		Change %		FY 2002		FY 2003		Change %	
	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD	HUF bn	USD m[1]	HUF bn	USD m[1]	HUF	USD
Net sales revenues	323.1	1,348.5	454.7	2,079.1	41	54	1,159.7	4,495.0	1,503.5	6,700.1	30	49
EBITDA	21.2	88.5	56.8	259.7	168	194	128.8	499.2	180.7	805.3	40	61
Operating profit without provisions and divestment	15.6	65.1	29.2	133.5	87	105	74.0	286.8	86.8	386.8	17	35
Operating profit/(loss)	**(0.8)**	**(3.3)**	**28.6**	**130.8**	**n.a.**	**n.a.**	**57.2**	**221.7**	**85.2**	**379.7**	**49**	**71**
Net financial expenses/(gain)	(5.4)	(22.5)	3.1	14.2	n.a.	n.a.	(1.9)	(7.4)	16.2	72.2	n.a.	n.a.
Net income/(loss)	**10.1**	**42.2**	**58.2**	**266.1**	**476**	**531**	**65.3**	**253.1**	**100.3**	**447.0**	**54**	**77**
Operating cash flow	**93.2**	**389.0**	**134.2**	**613.7**	**44**	**58**	**167.8**	**650.4**	**207.3**	**923.8**	**24**	**42**

(1) In converting HUF financial data into US Dollars, the following average NBH middle rates were used: for Q4 2002:239.6HUF/USD, for 2002:258.0 HUF/USD, for Q4 2003:218.7 HUF/USD, for 2003:224.4 HUF/USD.

In 2003, EBITDA increased by 40% to a record HUF 180.7 bn (USD 805.3 million), in large part due to a favourable downstream environment and the consolidation of Slovnaft from Q2 2003 (Slovnaft contributed HUF 23.3bn). Net income also grew strongly, to HUF 100.3 bn (USD 447.0 million), mainly as a result of both the strong operating performance and a significant deferred tax gain of HUF 36.5 bn recognised due to the favourable taxation effects of gas unbundling.

Overview of the environment

In the global economy, 2003 and particularly Q3-4, represented the beginning of a slow recovery after several quarters of slowdown and recession. This recovery was led by the US and some Asian economies, particularly China. In other parts of the world, especially in South America and more importantly in Europe there was less evidence of a reverse in the declining trend of the past few years. Estimated global GDP growth in 2003 was 4% as compared to 3.3% in 2002. Growth came primarily from the US, Asia and Central and Eastern Europe, including Russia. The oil price did not fall as most predictions foresaw and Brent dated averaged 28.8 USD/bbl. Furthermore, the USD remained weak for the entire year and weakened to 1.26 against the euro by the end of 2003.

In spite of the weak economic performance of the EU countries, the CEE region was able to maintain momentum in economic growth. Motor fuel consumption in the Central European countries increased by approximately 3 % driven by real GDP growth. The switch to diesel continued in the entire region, but particularly in Austria, where the difference in excise taxes on motor gasoline and diesel strongly supported the sales of new diesel engine cars. However motor fuel demand in the region was somewhat limited by the extremely cold weather in Q1 2003. Consumption of individual regional countries was also influenced by "fuel tourism", incentivised by differences in local taxes and duties. Contrary to previous years, when the Hungarian economy was one of the region's growth engines, 2003 represented a slowdown and loss of competitive advantage in Hungary, compared to other peer economies in the region. The accelerated growth in consumption and the devaluation of the HUF led to increased inflation of 5.7% by the end of 2003. However, there are signs indicating that the Hungarian economy has passed through the worst, and started to recover in H2 2003. Annualised GDP growth was approximately 2.9%, the lowest since 1996, but it was still approximately 2% higher than the EU average. In our other main market, Slovakia, the government continued its effort to restructure the economy and to catch up with regional peers. By 2003 the Slovak economy became one of the fastest growing economies in the region, though the GDP growth rate slowed down slightly to 3.9%, from the 4.4% achieved in 2002.

The average CIF Med quoted price of Ural Blend rose by 15% compared to 2002 but was nearly stable in HUF terms. Average USD denominated crack spreads of CIF Med gasoline, gas oil and naphtha increased by 32%, 59% and 56%, respectively compared to 2002. The US dollar depreciated by an average of 13% against the Hungarian Forint in 2003. EUR appreciated by 11% from year-end 2002 to year-end 2003 (from 235.9 to 262.2). The US dollar depreciated by an average of 19% against the Slovak Crown in 2003.

- **Exploration and Production** operating profit in the 2003 decreased to HUF 44.9 bn (USD 200.1 mn), in spite of the combination of broadly stable HUF denominated oil prices and a strong increase in crude oil production, due to the introduction of the supplementary royalty on domestic gas production. Excluding the supplementary royalty, performance improved by 19% y-o-y to HUF 61.1 bn.
- **Refining and Marketing** contributed operating profit of HUF 69.4 bn (USD 309.3 mn), an 86% increase (in USD terms 113%) over 2002, primarily reflecting the positive effects of higher refining margins and the consolidation of Slovnaft, partly counterbalanced by the negative effect of forint strength. Excluding Slovnaft, divestments and the creation of provisions, MOL's underlying refining and marketing business operating result grew by 30% in HUF terms (49% in USD terms) y-o-y in 2003. Estimated clean USD based CCS profit rose 110%.
- The **Natural Gas** segment result improved to an operating profit of HUF 5.9 bn (USD 26.3 mn) compared to HUF 0.2 bn (USD 0.8 mn) in 2002, as the one-off gain of HUF 11 bn recorded on the partial divestment of the retail gas portfolio compensated the underlying HUF 5.1 bn loss incurred on the business.
- The **Petrochemical** segment's operating profit decreased to HUF 0.9 bn (USD 4.0 mn) in 2003, compared to a HUF 3.1 bn (USD 12.0 mn) profit in 2002. The deterioration is largely due to the unfavourable petrochemical industry environment, particularly in Q3 2003.
- Improvements in efficiency continued as recurring **controllable costs** (operating expenses less depreciation; oil and gas purchases and taxes and fees) excluding Slovnaft, decreased slightly in real terms and headcount without Slovnaft was reduced by 11 % y-o-y, from 12,932 to 11,449 (closing headcount with Slovnaft was 15,866). Slovnaft's closing headcount also decreased by 11%.
- **Capital expenditure** and investments grew to HUF 368.8 bn (USD 1,643.7 mn), compared to HUF 89.6 (USD 347.4) bn in 2002, partly due to the successful completion of the West-Siberian ZMB transaction, the purchase of a majority stake in Slovnaft and the acquisition of 25% plus one share stake in INA. Progress in the downstream EU-2005 quality project and in the TVK capacity expansion project also contributed to the higher capital expenditure in 2003. MOL's gearing ratio at December 31, 2003 increased to 34% (against 31% at December 31, 2002) and net debt on December 31, 2003 was HUF 351.5 bn.
- **Operating cash flow** before changes in working capital grew 21% to HUF 182.0 bn (USD 811.2 mn). Including working capital changes, operating cash flow increased by 24%, to HUF 207.3bn (USD 923.7mn).

Management comment

Mr Zsolt Hernádi, Executive Chairman of MOL commented:

"The MOL Group produced record breaking operating results for the financial year 2003, due to efficiency improvements, synergy benefits realised with our partners and a generally favourable industry environment. The year was also characterised by progress in several key strategic areas, which better position the MOL Group in the region for the challenges that lie ahead.

Though the underlying result of our gas business was negative, a dramatic change has taken place with the adoption of the new regulatory environment. The newly established, fair and transparent regulatory environment enables MOL to assess the growth potential and the value of the gas business. MOL's Board is analysing the strategic alternatives for the gas business and is committed to choose the option that will generate the maximum value to our shareholders.

We continued and further developed our partnership with Slovnaft. Following the closure of the share swap with Slovintegra/Slovbena and the public offer for the remaining shares, our stake in the Slovakian oil company has increased to 98.4%. We also initiated an integration program in order to maximise the benefits of the co-operation and from January 2004, MOL and Slovnaft are operating in an integrated business organisation under a unified management team. The integration will create a stronger and more efficient MOL Group, which is better positioned to meet regional challenges and its strategic targets by merging the best competencies of the two partners.

MOL also successfully closed a transaction which established our partnership with the Croatian oil and gas group, INA. The acquisition of a 25% plus one share stake in INA was based on our in depth analysis of the real value of the company and the potential benefits of co-operation, and means a further significant step for the Group in the strategic Baltic-Adriatic corridor. As INA's strategic partner, we aim to help INA improve efficiency, optimise investment and exploit first synergies.

In Q4 we signed a memorandum of understanding with PKN Orlen, the Polish oil and petrochemical company, whereby the parties agreed to examine the potential for partnership. For the MOL Group this could enable potential entry into Poland, the largest market in the region, with significant growth potential. An agreement between MOL and PKN Orlen would be the most significant regional consolidation step in Central Europe so far. However, the aim of any transaction would not be size itself, but the opportunity to enhance shareholder value further through a structure with clearly identified benefits to the shareholders of both companies and appropriate governance."

Mr György Mosonyi, Chief Executive Officer of MOL added:

"The market environment had contradictory effects on the operating results of our core businesses. The crude oil price stayed high during the year, contributing to the profitability of our crude oil production and healthy refining margins supported the performance of our downstream business. Meanwhile the USD weakened significantly, dampening the profitability of MOL and other European oil companies.

While MOL was able to turn around temporarily the decline in Hungarian crude production, our international activity resulted in dynamic growth in total hydrocarbon production. Our ZMB project proceeded on schedule with production of 621 kt in 2003 and the growing production from this field is expected to further increase upstream-downstream integration.

In our refining and marketing business we continued to exploit the benefits of ever closer integration with Slovnaft. Our expansion through the fuel storage depot purchased in Austria and the petrol station acquisition in Romania fits our strategy, which focuses on capturing demand growth across the region to balance out country specific developments. We also target the expansion of our activities in the high growth region South-East of Hungary in co-operation with INA.

Though the industry environment remained unfavourable for our petrochemical business, we intend to increase the profitability via further efficiency improvement. The integration of petrochemical production and sales of Slovnaft and TVK from 2004 is also expected to contribute to future value creation. The scheduling of our major petrochemical capacity expansion project will enable us to exploit our first mover position in the region.

We can demonstrate continued focus on programs to improve efficiency and exploit synergies. The combined MOL-Slovnaft-TVK program includes stand-alone company initiatives as well as a synergy realisation program, and is expected to result in a total USD 260 mn benefit by 2005. In 2003 we estimate to have achieved around 40% of benefits targeted for 2005."

Exploration and Production

Segment IFRS results

Exploration & Production	Q4 2002		Q4 2003		Change %		FY 2002		FY 2003		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	17.4	72.6	13.7	62.6	(21)	(14)	69.1	267.8	66.3	295.5	(4)	10
Operating profit without provisions and divestment	13.1	54.7	7.3	33.4	(44)	(39)	53.9	208.9	46.5	207.2	(14)	(1)
Operating profit/(loss)	**12.1**	**50.5**	**7.7**	**35.2**	**(36)**	**(30)**	**51.4**	**199.2**	**44.9**	**200.1**	**(13)**	-
CAPEX and investments[1]	10.3	43.1	12.8	58.5	24.3	36.0	26.2	101.6	58.5	260.8	123.3	156.7

Key segmental operating data

HYDROCARBON PRODUCTION (gross figures before royalty)	Q4 2002	Q4 2003	Change %	FY 2002	FY 2003	Change %
Crude oil production (kt)	**262**	**507**	**94**	**1,050**	**1,755**	**67**
Hungary	262	298	14	1,050	1,134	8
International	0	209	-	0	621	-
Natural gas production (million m³, net dry)	832	735	(12)	3,101	2,940	(5)

Underlying operating profit excluding one-off items (including divestments, provisions and write-off of exploration wells) and the supplementary royalty was HUF 64.7 bn, significantly exceeding the 2002 value. However, reported segmental operating profit decreased by 13% in 2003 and by 36% in Q4 2003, as crude oil production growth and higher gas transfer prices could not compensate for the negative effect of the introduction of the supplementary royalty on domestic gas production.

Average USD denominated Brent crude oil prices were 15% higher than in 2002, mainly due to the extremely high Q1 prices. However, HUF based oil prices were nearly unchanged. The 9.7 % increase in the transfer prices of domestically produced gas, as an indirect consequence of gas price hikes in 2003, had a favourable effect on segment profitability.
Furthermore, the consolidation of the ZMB project from Q2 also significantly contributed to the positive tendencies in 2003.
However, as a consequence of the new Gas Supply Act, a HUF 16.2 bn supplementary royalty had to be paid for the period starting 9 August 2003 on domestic gas production (HUF 9.5 bn in Q4 2003).
Domestic production costs increased only marginally in forint terms. A HUF 1.0 bn reduction in domestic exploration expenditure partially compensated for a HUF 1.3 bn increase in international exploration costs related to our projects in Pakistan and Yemen.

As a result of successful production intensification at existing fields and trial production at new fields, domestic crude oil production reached 1,134 kt in 2003, 8% higher y-o-y. Net natural gas production fell by 5%, in line with the long-term trend. Foreign crude oil production from the ZMB field was 621 kt in 2003 and 209 kt in Q4 2003, which reflects continued production growth at the field. Total hydrocarbon production increased by 13%. In spite of the favourable effect of starting international crude oil production in Q2 2003, Group unit crude production costs (incl. condensates) increased from 3.9 USD/bbl to 4.1 USD/bbl in 2003, due to higher domestic production costs related to higher maintenance at mature fields.

Capital expenditures, excluding ZMB-related investment, were at the same level as in 2002.

[1] The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

Refining and Marketing

Segment IFRS results

Refining & Marketing [2]	Q4 2002*		Q4 2003		Change %		FY 2002*		FY 2003		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	8.4	35.1	34.6	158.2	312	351	64.5	250.0	110.4	492.0	71	97
Operating profit without provisions and divestment	7.7	32.1	23.5	107.5	205	234	42.1	163.2	75.1	334.7	78	105
Operating profit/(loss)	**1.3**	**5.4**	**22.5**	**102.9**	**1,631**	**1,796**	**37.4**	**145.0**	**69.4**	**309.3**	**86**	**113**
CAPEX and investments[1]	13.8	57.7	47.5	217.2	244.2	276.6	22.0	85.3	77.4	345.1	251.8	304.5

	Q4 2002* HUF bn	Q4 2003 HUF bn	Change %	FY 2002* HUF bn	FY 2003 HUF bn	Change %
Reported EBIT	**1.3**	**22.5**	**1,631**	**37.4**	**69.4**	**86**
One-off items	6.4	1.0	(84)	4.7	5.7	21
Inventory valuation effect	(2.3)	0.0	n.a.	5.8	0.0	n.a.
Replacement modification	4.2	0.1	(98)	(4.0)	5.2	n.a.
Estimated clean CCS	**9.6**	**23.6**	**146**	**43.9**	**80.3**	**83**

Key segmental operating data

REFINED PRODUCT SALES Kt	Q4 2002*	Q4 2003	Change %	FY 2002*	FY 2003	Change %
Hungary	1,162	1,203	4	4,269	4,263	0
Slovakia	50	402	704	259	1,192	360
Other markets	569	1,424	150	2,412	4,781	98
TOTAL CRUDE OIL PRODUCT SALES	**1,781**	**3,029**	**70**	**6,940**	**10,236**	**47**

* These figures do not include Slovnaft.

Segmental operating profit in 2003 increased by 86% to HUF 69.4 bn. The result, excluding one-off items (provisions established for certain retirement benefits, redundancy charges and environmental charges, divestiture), was HUF 75.1 bn in 2003, of which Slovnaft's consolidation from Q2 onward contributed HUF 20.5 bn. Excluding one-off items and the Slovnaft effect, operating profit increased by 29.7%. In 2003 external market factors exercised contradictory effects on downstream profitability. While refining margins, particularly in Q1, were significantly higher than in 2002, the strengthening of the forint against the USD negatively influenced margins realised in HUF. Operating profit in Q4 2003 rose exceptionally year-on-year due to Slovnaft contribution, higher refining margins and lower establishment of provisions.

Consolidated Group sales volumes reached 10.2 Mt in 2003, compared to 6.9 Mt in the previous year. The main reason for the increase (3.3 Mt) was the consolidation of Slovnaft sales, primarily in Slovakia, the Czech Republic, Austria and Poland. On the Hungarian market MOL gasoline and gasoil sales volume increased by 1%, in line with the market trend.
The non-Hungarian sales of the Group in 2003 went up from 2.7 Mt to 6.0 Mt, of which 1.0 Mt was a result of the consolidation of Slovnaft's sales on the Slovakian market. In addition, Slovnaft's regional sales - excluding the Slovakian and Hungarian markets - reached 2.3 Mt, which represented 48% of the Group sales outside Hungary and Slovakia.
In Q4 2003, the Slovnaft consolidation effect contributed to the 70% increase in Group sales volumes.
In 2003, our Hungarian retail fuel sales volumes decreased by 2% y-o-y, mainly due to high excise duties compared to neighbouring countries. Our market share according to MASZ was stable, in the case of motor gasoline and gasoil it was 41% and 47%, respectively. Slovnaft's retail market share in Slovakia according to SAPPO data was 45% for gasoline and 46% for gasoil. At the end of 2003, the number of MOL Group filling stations was 764, out of which 348 were operated in Hungary, 298 in Slovakia, 52 in Romania, and 42 in the Czech Republic. The petrol stations acquired in Romania in 2003 will be taken over mainly in Q1 2004.
We continued our retail network efficiency improvement program in Hungary, which has resulted in the closure of several low turnover sites in the period. The network efficiency program helped MOL to increase throughput per site in Hungary by 1.8% in 2003 year-on-year, despite the lower turnover. A similar program resulted in 8.3% development in throughput per site in Slovakia.
On the Hungarian market we increased our shop sales by 22%, while non-fuel sales per litre grew by 24%. The number of loyalty cards increased by 8%. Our share of the lubricant market in Hungary increased by 6% in the period compared to the same period in 2002. The proportion of card sales within MOL total sales in Hungary also grew by 1.3%. On the Slovakian market we increased our shop sales by 8%, but as a result of growing volumes sold, the non-fuel sales per litre grew to a lesser extent, by 4%.
MOL's wholesale LPG volumes in Hungary decreased by 14% (-34 kt) compared to 2002, broadly in line with the market. MOL LPG sales decreased by 9% in line with Hungarian retail LPG consumption, therefore our retail LPG and gas product market share remained 22%.
The reasons for the significant capital expenditure increase in 2003 include the Slovnaft consolidation, investment in the EU 2005 quality project and expenditure in relation to MOL's regional retail network development project.

Natural Gas

Segment IFRS results

Natural Gas	Q4 2002		Q4 2003		Change %		FY 2002		FY 2003		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	2.4	10.0	6.1	27.9	154	178	11.5	44.6	16.9	75.3	47	69
Operating profit without provisions and divestment	1.1	4.6	3.4	15.5	209	239	2.0	7.8	(5.1)	(22.7)	n.a.	n.a.
Operating profit/(loss)	**(0.7)**	**(2.9)**	**3.4**	**15.5**	**n.a.**	**n.a.**	**0.2**	**0.8**	**5.9**	**26.3**	**2,850**	**3,292**
CAPEX and investments[1]	4.6	19.2	6.3	28.8	37.0	49.8	9.0	34.9	11.1	49.5	23.3	41.8

Key segmental operating data

NATURAL GAS BALANCE Million m^3	Q4 2002	Q4 2003	Change %	FY 2002	FY 2003	Change %
Sales from production	991	847	(15)	2,862	2,598	(9)
Sales from import	3,546	3,632	2	10,020	11,418	14
TOTAL SOURCES	**4,537**	**4,479**	**(1)**	**12,882**	**14,016**	**9**
Sales to Gas Distribution Companies (GDCs)	3,606	3,651	1	9,531	10,645	12
Sales to power sector	596	553	(7)	2,277	2,393	5
Sales to industrial and other consumers	335	275	(18)	1,074	978	(9)
TOTAL THIRD PARTY SALES	**4,537**	**4,479**	**(1)**	**12,882**	**14,016**	**9**
Loss and own consumption	120	139	16	508	570	12
TOTAL SALES AND LOSSES	**4,657**	**4,618**	**(1)**	**13,390**	**14,586**	**9**
Natural gas transit	656	707	8	1,820	2,044	12

MOBILE NATURAL GAS INVENTORIES Million m^3	**31 Dec 2002**	**31 Dec 2003**	**Change %**
From domestic sources	348.1	377.9	9
From import sources	1,724.0	2112.7	23
TOTAL CLOSING INVENTORIES	**2,072.1**	**2,490.6**	**20**

NATURAL GAS PRICES HUF/m^3	**Q4 2002**	**Q4 2003**	**Change %**	**FY 2002**	**FY 2003**	**Change %**
Average import price	28,3	32,8	16	28,3	31,8	12
Average MOL selling price	26,6	32,1	21	28,0	30,1	8
Wholesale price to GDCs	25,0	31,5	26	26,3	28,9	10
Wholesale price to industry/power	32,6	34,8	7	33,0	33,9	3

The segment's result from underlying operations was a HUF 5.1 bn loss in 2003, HUF 7.1 bn lower than in 2002. However, reported operating profit increased to HUF 5.9 bn, due to the one-off gain realised on the divestment of certain gas retail companies (HUF 11.2 bn) and less provisions recognised. The negative effect of the significantly higher import prices (+27% in USD, +12% in HUF terms) was not entirely compensated by higher sales prices as a consequence of the price-hikes in 2003. Price rises in 2003 led to an operating profit in Q4 2003, compared to a slight loss in Q4 2002.

The average wholesale price increased by 8% y-o-y in 2003, reflecting the 12-15% price hike from May 15, 2003 (for households and non-residential customers with less than 500 cm/h consumption) and the average 16.4% price increase for non-residential consumers effective from 15 October 2003. Due to the significant price increase, only a minimal (HUF 0.2 bn) revaluation write-off was required related to the imported gas stored in the underground storage facilities, compared to the HUF 1.2 bn write-off in 2002.
In 2003 we sold 11.4 bn m^3 from import and 2.6 bn m^3 from domestic production. In 2003, 3.9 bn m^3 natural gas was injected to storage (0.6 bn m^3 in Ukranian storage), out of which 3.3 bn m^3 was imported. The sales to GDCs increased by 12% y-o-y in 2003, mainly due to extremely cold weather in Q1 2003. Sales to power stations went up by 5%, while industrial sales decreased by 9%. Inventory volume was 20% higher at the end of 2003 y-o-y, in order to meet anticipated growth in winter demand.
Revenue from our gas transit activities increased to HUF 8.0 bn (HUF 6.9 bn in 2002), mainly due to increasing transit volume (+12%) to Serbia and Bosnia.
The segment's capital expenditure went up marginally compared to the previous year. Projects were focused on the maintenance of safe and continuous gas supply.
In December 2003, the Government amended the decree which regulates the eligibility of consumers to enter the competitive gas market. According to the new regulation, all non-household consumers are entitled to step out of the public utility market from 1 January 2004. However, MOL does not expect that the current amendment will have a significant effect on the actual pace of market

Petrochemicals

Segment IFRS results

Petrochemicals [2]	Q4 2002*		Q4 2003		Change %		FY 2002*		FY 2003		Change %	
	HUF bn	USD m	HUF bn	USD m	HUF	USD	HUF bn	USD m	HUF bn	USD m	HUF	USD
EBITDA	(0.9)	(3.8)	5.7	26.1	n.a.	n.a.	12.1	46.9	14.0	62.4	16	33
Operating profit without provisions and divestment	(1.3)	(5.4)	0.9	4.1	n.a.	n.a.	5.2	20.2	1.1	4.9	(79)	(76)
Operating profit/(loss)	**(3.4)**	(14.2)	0.9	4.1	n.a.	n.a.	**3.1**	12.0	**0.9**	4.0	(71)	(67)
CAPEX and investments[1]	11.8	48,9	22,7	103.6	93.3	111.9	21.7	83.9	64.6	287.9	198.4	243.0

Key segmental operating data

PETROCHEMICAL SALES BY PRODUCT GROUP Kt	Q4 2002*	Q4 2003	Change %	FY 2002*	FY 2003	Change %
Olefin products	62.2	92.8	49	221.6	329.8	49
Polymer products	159.6	211.6	33	596.6	762.8	28
PETROCHEMICAL SALES (external) Kt	**Q4 2002***	**Q4 2003**	**Change %**	**FY 2002***	**FY 2003**	**Change %**
Hungary	104.9	113.3	8	397.3	393.3	(1)
Slovakia	2.8	27.8	890	10.3	79.1	670
Other markets	114.1	163.3	43	410.6	620.2	51
TOTAL PETROCHEMICAL PRODUCT SALES	**221.8**	**304.4**	**37**	**818.2**	**1,092.6**	**34**

* These figures do not include Slovnaft.

In 2003, the operating profit of the petrochemical segment was again significantly negatively influenced by the unfavourable economic environment. Average USD feedstock prices were 22-23% higher compared to the previous year, while quoted polymer prices fell by 1% y-o-y in Euro terms. However the weakening Forint against the Euro, the stronger Euro against USD and the favourable price-performance on export markets mitigated the unfavourable price tendencies.
The segment's operating costs went up compared to 2002 due to Slovnaft's full consolidation, although both Slovnaft and TVK significantly cut their expenditures y-o-y. Operating profit in 2003 and in Q4 2003 was also reduced by an additional depreciation charge of HUF 1.8bn, as the useful life of revalued assets was revised in MOL's consolidated accounts. In Q4 2003 the segment result was a HUF 0.9 bn profit, compared to a HUF 3.4 bn loss in Q4 2002, mainly due to both provisions of HUF 2.1bn in Q4 2002 and the favourable foreign exchange environment.

The integrated petrochemical margin, calculated from EUR denominated feedstock and product quoted prices, fell by 7% y-o-y in 2003, while it increased by 2% in Q4 2003 y-o-y. In spite of polymer prices measurably above the comparable period in Q4 2003 and their increasing tendency at year end, average quoted prices were still lower in 2003 y-o-y . PE product prices decreased by 2-6% y-o-y, while the increase in PP product prices (+2.6%) was significantly lower than the increase in feedstock prices. HDPE prices remained relatively undervalued compared to other polymer products. The LDPE, HDPE and PP margins decreased by 1%, 7% and 6%, respectively, compared to 2002.

2003 product sales grew by 34% to 1,092.6 kt, mainly due to the consolidation of 293.9 kt of Slovnaft sales. Polymer sales were 762.8 kt, of which 31% was LDPE, 24% HDPE, and 45% PP sales. MOL Group's market share in Hungary was 62%, 43% and 66% in LDPE, HDPE and PP products. MOL Group increased its LDPE and PP market share, while the 7% lower HDPE share was caused by the cessation of production of low-profit injection mould products and the demand shift to the more up-to-date HDPE products. Sales on the Slovakian market grew to 79.1 kt, as a result of Slovnaft consolidation. MOL Group's market share in LDPE and PP products was 72 and 40%, respectively. The latter shows a considerable decrease compared to 2002, due to the lower product volume (caused by the steam cracker shutdown) and stronger market competition.
On other European markets, Group sales increased by 209.6 kt compared to 2002, mainly due to Slovnaft consolidation. On our main export markets, in Germany, Poland and Italy, TVK and Slovnaft implemented a single-channel sales operation for polymer products.

Capital expenditure in 2003 grew considerably, compared to 2002, mainly due to TVK's strategic capacity development project and Slovnaft consolidation from Q2 2003. At TVK, the planning of the development project (olefin and HDPE plants) and the related purchases are in the final phase, and implementation is on schedule. At Slovnaft, the implementation of the new polypropylene plant is also on schedule.

1 The consolidated CAPEX figures exclude capitalised finance costs, but include financial investments and both capitalised and expensed exploration cost.

2 Slovnaft is fully consolidated from Q2 2003. Operating figures of this period contain Slovnaft segment data accordingly. For previous periods only TVK figures are

Financial overview

Operations

In 2003, Group net sales revenues increased by 30% to HUF 1,503.5 bn of which HUF 247.3 bn is the result of Slovnaft full consolidation from Q2 2003. Group sales to customers outside Hungary reached HUF 592.4 bn, up by 77%, and represented 39% of total sales. The significant increase in other operating income reflects the HUF 11 bn gain on the sale of a part of the retail gas portfolio of the MOL Group. The value of raw materials and consumables used increased by 33% reflecting the effect of Slovnaft full consolidation. Within this, raw material costs increased by 60% of which HUF 208.1 bn relates to Slovnaft. The cost of goods purchased for resale increased by 11%, reflecting primarily the effect of significantly higher sales volume of imported gas and the increased import price. The value of material-type services used increased by 42% mainly due to a HUF 5.0 bn increase in maintenance costs and a HUF 14.9 bn consolidation effect of Slovnaft. Personnel expenses for the year increased only by 9%, in spite of the HUF 14.0 bn Slovnaft contribution, reflecting headcount reduction measures. The "change in inventory of finished goods and work in progress" increased total operating expenses by HUF 5.9 bn in 2003, compared to an increase of HUF 15.4 bn in 2002. This change reflects the combined effect of lower unit costs and inventory volume at MOL, which was offset by the Slovnaft effect of HUF 4.2 bn and a HUF 2.2 bn royalty included in the closing gas inventory to reflect the recent changes in the Mining Law.

Total financial income in 2003 was HUF 9.7 bn, 68% lower than in 2002 mainly due to the lower foreign exchange gain of HUF 2.7 bn incurred in the period compared to the net foreign exchange gain of HUF 23.8 bn recognised in 2002. Total financial expenses for 2003 amounted to HUF 25.9 bn, of which interest payable was HUF 16.7 bn, down by 4% mainly due to the lower average effective interest rates than in the comparable period. Exchange losses and other financial expenses for 2003 decreased by 41% mainly as a result of improved efficiency of our risk management transactions to cover foreign exchange exposure. Income from associates was HUF 5.2 bn, the majority of this amount relates to Slovnaft's Q1 results and ÉGÁZ, DÉGÁZ and Panrusgas full year results. Minority interests for the year increased by HUF 4.4 bn reflecting the contribution from Slovnaft and TVK.

Balance sheet

The significant changes in most balance sheet items reflect the effect of the full consolidation of Slovnaft from Q2 2003. Total assets amounted to HUF 1,531.1 bn at the end of December 2003, representing an increase of 60%. Within this, due to the above mentioned consolidation, property, plant and equipment increased by 77%. Investments decreased with the full consolidation of shareholdings in Slovnaft, previously accounted for under the equity method, while they increased notably following the acquisition of a 25% shareholding in INA, that is accounted for under the equity method. A HUF 36.5 bn deferred tax asset has been recognised in Q4, representing the fair value - based tax deductible depreciation of the assets of our gas business following its unbundling at year-end. Long-term debt including long-term debt repayable within one year increased by 80%, due to the combined effect of net loans drawn during the interim period, mainly due to the financial requirement of the INA acquisition, and the recognition of HUF 10.5 bn Slovnaft debt. Short-term debt (excluding the current portion of long-term debt) was HUF 70.8 bn, an increase of 9% compared to 31 December 2002. As at 31 December 2003, 45% of the MOL Group's total debt was denominated in Euro, 36% in USD, 18% in HUF and 1% in SKK. At the end of December 2003 MOL's gearing (net debt to net debt plus shareholders' equity plus minority interests) was 34% compared with 31% at the end of December 2002. Provisions increased by HUF 14.9 bn compared to 31 December 2002, combining the effects of HUF 2.8 bn new environmental liabilities relating mainly to acid tar contamination quantified in 2003 and the consolidation of HUF 10.8 bn Slovnaft provision for the expected loss from legal disputes, environmental and redundancy charges. The unwinding of discount and changes in discount rates also increased the closing value of provisions. The significant deferred tax liability is primarily the result of the fair valuation adjustment on the fixed assets of Slovnaft. Other long-term liabilities increased to HUF 72.5 bn, primarily as under IFRS, the "C" shares are recognised as a liability due to the connected options structure.

Changes in contingencies and commitments

Due to the consolidation of the Slovnaft Group from Q2 2003 capital contractual commitments increased by HUF 32.9 bn, long term contracts to purchase services increased by HUF 8.2 bn; litigation in which the Slovnaft Group acts as defendant amounts to HUF 4.1bn; Slovnaft Group has also filed suits, totalling HUF 2.7 bn.

Apart from the Slovnaft Group there is a net decrease of HUF 1.7 bn in contingencies and commitments compared to the amounts reported in the 2002 Annual Report of the MOL Group as a result of settlement of prior obligations and incurring new contracts, the most significant of which is the capital expenditure on and long term operation services of the wastewater facility at the Danube Refinery.

Cash flow

Operating cash flow was HUF 207.3 bn, a 24% increase compared to the 2002 figure. Operating cash flow before movements in working capital increased by 21%. The improvement in our working capital position increased funds by HUF 25.3 bn, arising from HUF 22.0 bn decrease in trade receivables and the HUF 48.8 bn increase in trade and other payables, being offset by the negative effect of an increase in inventories (HUF 20.5 bn) and other receivables (HUF 25.0 bn).
Corporate tax paid amounted to HUF 6.1 bn, related mainly to Slovnaft. Net cash used in investing activities was HUF 308.4 bn compared with HUF 65.2 bn in 2002, reflecting mainly the INA, Slovnaft and ZMB acquisitions. CAPEX increased due to the consolidation of Slovnaft, the ongoing modernization at TVK and capital expenditures on the Zapadno-Malobalyk field. Net financing cash inflows amounted to HUF 108.3 bn, mainly as a result of issuance of new long-term debt. As Slovnaft and ZMB are consolidated from 2003 Q2 their opening cash balances are reflected as a separate item in the cash flow statement.

APPENDIX I

CONSOLIDATED IFRS STATEMENT OF OPERATIONS FOR THE MOL GROUP

FOR THE PERIOD ENDED 31 DECEMBER 2003

Unaudited quarterly figures (in HUF millions)

	Q4 2002	Q4 2003	Ch. %	FY 2002	FY 2003	Ch. %
Net sales	323,067	454,652	41	1,159,657	1,503,539	30
Other operating income	1,177	3,679	213	7,273	20,786	186
Total operating revenues	**324,244**	**458,331**	**41**	**1,166,930**	**1,524,325**	**31**
Raw material costs	76,707	156,840	104	338,260	542,304	60
Value of material-type services used	19,219	24,315	27	66,457	94,233	42
Cost of goods purchased for resale	142,037	159,252	12	463,783	515,198	11
Raw material and consumables used	237,963	340,407	*43*	*868,500*	*1,151,735*	33
Personnel expenses	20,700	23,459	13	73,801	80,187	9
Depreciation, depletion, amortisation and impairment	22,008	28,263	28	71,608	95,493	33
Other operating expenses	39,660	37,498	(5)	95,351	121,668	28
Ch. In inventory of finished goods & work in progress	10,000	7,444	(26)	15,428	5,909	(62)
Work performed by the enterprise and capitalised	(5,274)	(7,304)	38	(14,927)	(15,875)	6
Total operating expenses	**325,057**	**429,767**	**32**	**1,109,761**	**1,439,117**	**30**
Operating profit	**(813)**	**28,564**	**n.a.**	**57,169**	**85,208**	**49**
Interest received	2,843	1,101	(61)	5,194	3,052	(41)
Dividends received	17	(322)	n.a.	430	274	(36)
Exchange gains and other financial income	9,626	3,414	(65)	24,662	6,414	(74)
Total financial income	**12,486**	**4,193**	**(66)**	**30,286**	**9,740**	**(68)**
Interest on borrowings	4,562	5,140	13	17,364	16,735	(4)
Interest on provisions	1,226	1,151	(6)	4,369	4,905	12
Write-off of financial investments	653	239	(63)	690	734	6
Exchange losses and other financial expenses	686	779	14	5,975	3,543	(41)
Total financial expense	**7,127**	**7,309**	**3**	**28,398**	**25,917**	**(9)**
Financial expense/(gain), net	**(5,359)**	3,116	n.a.	**(1,888)**	**16,177**	**n.a.**
(Income) /loss from associates	(2,669)	(453)	(83)	(7,866)	(5,184)	(34)
Profit before tax	7,215	**25,901**	**259**	**66,923**	**74,215**	**11**
Income tax expense/(benefit)	83	(34,039)	n.a	1,939	(30,280)	n.a.
Profit after tax	**7,132**	**59,940**	**740**	**64,984**	**104,495**	**61**
Minority interests[1]	2,919	(1,729)	n.a.	278	(4,170)	n.a.
Net income	**10,051**	**58,211**	**479**	**65,262**	**100,325**	**54**
Basic and diluted earnings per share (HUF)	**107**	**560**	**423**	**675**	**991**	**47**

[1] As a result of the issuance of SIC 33 prescribing the inclusion of potential voting rights when determining control over subsidiaries, TVK is fully consolidated from 1 January 2002 as the sum of actual and potential voting rights exceeds 50%. Still, MOL's share in TVK's profits is calculated observing the 44.3% shareholding.

APPENDIX II

CONSOLIDATED IFRS BALANCE SHEETS FOR THE MOL GROUP
AS AT 31 DECEMBER 2003
Unaudited quarterly figures (in HUF millions)

	31 Dec 2002	31 Dec 2003	Change %
Assets			
Non-current assets			
Intangible assets	26,000	29,663	14
Property, plant and equipment	472,739	838,000	77
Investments	105,725	132,269	25
Deferred tax asset	18,134	52,333	189
Other non-current assets	8,123	16,124	98
Total non-current assets	**630,721**	**1,068,389**	**69**
Current assets			
Inventories	120,325	173,126	44
Trade receivables, net	121,459	136,852	13
Marketable securities	9,288	9,230	(1)
Other current assets	35,440	80,236	126
Cash and cash equivalents	42,251	63,287	50
Total current assets	**328,763**	**462,731**	**41**
Total assets	**959,484**	**1,531,120**	**60**
Liabilities and shareholders' equity			
Shareholders' equity			
Share capital[1]	93,245	93,129	-
Reserves	246,934	331,234	34
Net income for the period	65,262	100,325	54
Total shareholders' equity	**405,441**	**524,688**	**29**
Minority interest	**68,714**	**154,850**	**125**
Non-current liabilities			
Long-term debt, net of current portion	144,746	288,701	99
Provisions for liabilities and charges	49,432	59,801	21
Deferred tax liability	587	15,862	2,602
Other non-current liabilities	270	72,459	26,737
Total non-current liabilities	**195,035**	**436,823**	**124**
Current liabilities			
Trade and other payables	159,029	259,728	63
Provisions for liabilities and charges	15,173	19,673	30
Short-term debt	64,634	70,756	9
Current portion of long-term debt	51,458	64,602	26
Total current liabilities	**290,294**	**414,759**	**43**
Total liabilities and shareholders' equity	**959,484**	**1,531,120**	**60**

APPENDIX III

MOVEMENT IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP

FOR THE PERIOD ENDED 31 DECEMBER 2003

Unaudited quarterly figures (in HUF millions)

	Share capital	Reserves	Retained profit for the period
Opening balance 1 January 2002	97,818	**268,022**	**1,241**
Transfer to reserves of retained profit for the previous year		1,241	(1,241)
Dividend for the year 2002		(5,380)	
Cash flow hedges		2,712	
Currency translation differences		(951)	
Net change in balance of treasury shares held	(4,573)	(18,710)	
Retained profit for the period			65,262
Closing balance 31 December 2002	**93,245**	**246,934**	**65,262**
Opening balance 1 January 2003	93,245	**246,934**	**65,262**
Transfer to reserves of retained profit for the previous year		65,262	(65,262)
Dividend for the year 2002		(5,184)	
Cash flow hedges		5,540	
Currency translation differences		16,327	
Net change in balance of treasury shares held	(116)	2,355	
Retained profit for the period			100,325
Closing balance 31 December 2003	93,129	331,234	**100,325**

APPENDIX IV

CONSOLIDATED IFRS STATEMENTS OF CASH FLOWS FOR THE MOL GROUP

FOR THE PERIOD ENDED 31 DECEMBER 2003

Unaudited quarterly figures (in HUF millions)

	Q4 2002	Q4 2003	Ch. %	FY 2002	FY 2003	Ch. %
Net cash provided by operating activities	**93,157**	**134,219**	**44**	**167,845**	**207,295**	**24**
Of which changes in working capital	54,477	77,845	43	17,220	25,260	47
Capital expenditures and exploration costs	(47,358)	(84,437)	78	(90,334)	(185,566)	105
Proceeds from the disposal of fixed assets	1,342	2,026	51	4,781	3,077	(36)
Net cash used in acquisition of subsidiaries	-	(376)	n.a.	-	(46,641)	n.a.
Proceeds from the disposal of subsidiaries	2,814	1,097	(61)	5,508	21,573	292
Acquisition of other investments	(619)	(112,558)	18,084	(1,280)	(113,970)	8,804
Proceeds from the disposal of investments	15	2,417	16,014	1,860	2,894	56
Changes in loans and long-term bank deposits	(1,710)	(95)	(94)	(1,901)	509	n.a.
Changes in short term investments	11,175	(4,998)	n.a.	4,334	(1,969)	n.a.
Interest received and other financial income	1,732	3,179	84	5,789	7,777	34
Dividend received	2,962	(125)	n.a.	6,030	3,922	(35)
Net cash used in investing activities	**(29,647)**	**(193,870)**	**554**	**(65,213)**	**(308,394)**	**373**
Issuance of long-term notes	-	9,200	n.a.	14,368	9,200	(36)
Repayment of long term notes	8	-	n.a.	(4,463)	0	n.a.
Issuance of long-term debt	23,334	247,690	961	69,569	397,087	471
Repayments of long term debt	(43,052)	(167,643)	289	(158,171)	(255,716)	62
Changes in other long term liabilities	(4,245)	966	n.a.	(3,296)	851	n.a.
Issuance and repayment of zero coupon notes	1,787	(5,426)	n.a.	15,467	(2,057)	n.a.
Changes in short-term debt	(8,635)	(786)	(91)	(1,253)	(13,993)	1,017
Interest paid and other financial costs	(6,012)	(6,735)	12	(20,229)	(20,491)	1
Dividends paid to shareholders	(71)	(26)	(63)	(5,380)	(5,210)	(3)
Dividends paid to minority interest	-	-	-	(1,621)	(586)	(64)
Net sale/(repurchase) of treasury shares	(11,872)	(2)	(100)	(23,283)	(770)	(97)
Net cash used in financing activities	**(48,758)**	**77,238**	**n.a.**	**(118,292)**	**108,315**	**n.a.**
Net increase/(decrease) in cash	**14,752**	**17,587**	**19**	**(15,660)**	**7,216**	**n.a.**
Cash at the beginning of the period	27,499	44,218	61	57,911	42,251	(27)
Net cash acquired with subsidiaries	-	462	n.a.	-	12,609	n.a.
Exchange difference on foreign subsidiaries	-	1,020	n.a.	-	1,211	n.a.
Cash at the end of the period	**42,251**	**63,287**	**50**	**42,251**	**63,287**	**50**

APPENDIX V

KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF millions)

NET EXTERNAL SALES REVENUES[1]	Q4 2002	Q4 2003	Ch. %	FY 2002	FY 2003	Ch. %
Exploration and Production	1,365	8,646	533	4,486	10,256	129
Refining and Marketing	164,771	251,363	53	652,886	889,786	36
Natural Gas	122,452	146,852	20	359,639	430,607	20
Petrochemicals	32,287	46,277	43	123,014	168,986	37
Corporate and other	2,192	1,514	(31)	19,632	3,904	(80)
TOTAL	**323,067**	**454,652**	**41**	**1,159,657**	**1,503,539**	**30**

OPERATING PROFIT[1]	Q4 2002	Q4 2003	Ch. %	FY 2002	FY 2003	Ch. %
Exploration and Production	12,094	7,689	(36)	51,355	44,917	(13)
Refining and Marketing	1,321	22,483	1,602	37,350	69,387	86
Natural Gas	(735)	3,374	n.a.	195	5,940	2,946
Petrochemicals	(3,392)	880	n.a.	3,108	924	(70)
Corporate and other	(15,783)	(8,895)	(44)	(35,149)	(35,080)	-
Intersegment transfers[2]	5,682	3,033	(47)	310	(880)	n.a.
TOTAL	**(813)**	**28,564**	**(3,613)**	**57,169**	**85,208**	**49**

PROPERTY, PLANT, EQUIPMENT AND INTANGIBLES ACQUIRED	Q4 2002	Q4 2003	Ch. %	FY 2002	FY 2003	Ch. %
Exploration and Production	9,453	6,568	(31)	16,846	49,918	196
Refining and Marketing	14,036	46,147	229	20,677	75,322	264
Natural Gas	4,773	6,992	46	9,606	11,891	24
Petrochemicals	12,839	22,889	78	20,164	64,843	222
Corporate and other	2,924	1,950	(33)	8,486	5,804	(32)
TOTAL	**44,025**	**84,546**	**92**	**75,779**	**207,778**	**174**

DEPRECIATION	Q4 2002	Q4 2003	Ch. %	FY 2002	FY 2003	Ch. %
Exploration and Production	5,335	6,056	14	17,776	21,414	20
Refining and Marketing	7,070	12,102	71	27,184	41,003	51
Natural Gas	3,176	2,715	(15)	11,270	10,927	(3)
Petrochemicals	2,462	4,851	97	9,039	13,067	45
Corporate and other	3,965	2,539	(36)	6,339	9,082	43
TOTAL	**22,008**	**28,263**	**28**	**71,608**	**95,943**	**33**

TANGIBLE ASSETS	31/12/2002	31/12/2003	Ch. %
Exploration and Production	72,511	101,245	40
Refining and Marketing	185,951	397,438	114
Natural Gas	100,953	87,762	(13)
Petrochemicals	74,341	177,063	138
Corporate and other	38,983	74,492	91
TOTAL	**472,739**	**838,000**	**77**

[1] Net external sales revenues include only sales to third parties outside the MOL Group; operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price is limited to the average regulated wholesale selling price (not taking into account the higher price applicable from November 2000 to non-residential customers consuming over 500 m^3/h), adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as this was the case in both year 2002 and 2003. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions. The Nitrogénművek Rt. fertiliser manufacturing business, which was sold in 2002, was included under Corporate and other.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas

APPENDIX VI

MAIN EXTERNAL PARAMETERS

	Q4 2002	Q4 2003	Change %	FY 2002	FY 2003	Change %
Brent dated (USD/bbl)	26.8	29.4	10	25.0	28.8	15
Ural Blend (USD/bbl)	25.6	28.0	9	23.7	27.0	14
Reuters refining margin (Ural crack)	1.77	2.44	38	1.30	3.15	142
Premium unleaded gasoline (USD/t)*	261.2	291.9	12	248.5	296.8	19
Gas oil - EN 590 (USD/t)*	245.7	282.3	15	220.9	273.6	24
Naphta (USD/t)*	238.2	282.3	19	218.5	268.2	23
Ethylene (EUR/t)	515	512	(1)	517	527	2
HUF/USD average	239.6	218.7	(9)	258.0	224.4	(13)
SKK/USD average	41.7	34.7	(17)	45.3	36.8	(19)
3m USD LIBOR (%)	1.51	1.12	(26)	1.75	1.16	(34)
3m EURIBOR (%)	3.11	2.15	(31)	3.32	2.33	(30)
3m BUBOR (%)	9.11	10.78	18	9.09	8.48	(7)
	Q3 2003	**Q4 2003**	**Change %**	**Q4 2002**	**Q4 2003**	**Change %**
HUF/USD closing	218.2	207.9	(5)	225.2	207.9	(8)
HUF/EUR closing	254.6	262.2	3	235.9	262.2	11

* CIF Med parity

APPENDIX VII

EXTRAORDINARY ANNOUNCEMENTS IN Q4 2003

Announcement date	
1 October	MOL regards the government's decision to raise gas prices for non-household users as an important step towards a European Union conform regulatory model
1 October	Boards of Directors of MOL and Slovnaft decided to integrate the management of the two companies
9 October	Private placement of convertible bonds
14 October	Share distribution to MOL employees
17 October	MOL sold its majority interest in MOL-Chem Trading and Service Co. Ltd.
27 October	MOL submitted a draft public offer to the Slovak Financial Market Office
30 October	The enactment of price and tariff decrees will enable the partial liberalisation of the gas market
31 October	MOL signs a EUR 400 million loan facility agreement
10 November	MOL has become INA's strategic partner following the completion of the acquisition of a 25% plus one share stake
11 November	Announcement of MOL Plc. on the dematerialization of shares issued by the Company
13 November	MOL Plc. signed an agreement on the sale of its majority interest in MOL-Zakarpatya Ltd.
17 November	Convertible bonds
20 November	MOL and PKN Orlen sign memorandum of understanding
25 November	MOL made a public offer for Slovnaft's shares
26 November	The Competition Office is required to repeat its examination relating to MOL's wholesale pricing method between 1997 and 2000
28 November	MOL exercised its TVK option right held by an investment subsidiary of Deutsche Bank Group
11 and 18 December	Share distribution to MOL employees
12 December	MOL established subsidiary in Serbia
22 December	MOL and Slovnaft decided on the full integration, and together with TVK, decided on the integration of the petrochemical production and trading activities of TVK and Slovnaft
23 December	Change in MOL's treasury shares
29 December	Wholesale gas price increase
31 December	MOL unbundled its gas business

APPENDIX VIII

SHAREHOLDER STRUCTURE (%) AND TREASURY SHARES

Shareholder groups	31 Dec 2001	31 Dec 2002	31 March 2003	30 June 2003	30 Sept 2003	31 Dec 2003
Foreign investors (mainly institutional)	46.3	42.4	41.0	37.0	37.7	36.4
OMV	10.0	10.0	10.0	9.1	9.1	9.1
Slovbena, Slovintegra	0.0	0.0	1.0	10.0	10.0	9.8
ÁPV Rt. (Hungarian State Privatisation and Holding Company)	25.0	25.0	25.0	22.7	22.7	22.7
Hungarian institutional investors	5.5	5.1	6.6	8.7	8.7	9.5
Depositories (mainly Hung. private investors)	12.5	12.2	12.1	8.6	7.7	8.4
MOL Rt. (treasury shares)	0.6	5.2	4.2	3.8	4.0	4.0
Unregistered shares	0.1	0.1	0.1	0.1	0.1	0.1

According to the Share Register, beside ÁPV Rt. with 23.7%, only 4 shareholders have more than 2% influence over MOL Rt. at 31 December 2003: the depository bank for MOL's GDR programme at that date, JP Morgan Chase Bank which had 10.1%, Slovbena, Slovintegra having 10%, OMV having 9.5% and VCP having 3.0% influence over MOL.
On 23 December 2003 MOL exchanged 1,180,548 series "A" shares (with a nominal value of HUF 1,000 per share) owned by it for 1,179,369 series "C" shares (with a nominal value of HUF 1,001 per share) owned by Slovintegra and Slovbena.
The number of "A" series Treasury shares held by MOL decreased by 1,185,231 from 4,292,789 to 3,107,558 as a result of that share swap and share distribution to employees. The number of "C" series Treasury shares held by MOL increased to 1,179,369.
Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory.

Changes in organisation and senior management:

The Board of Directors of MOL on 19 December and the Board of Directors of Slovnaft on 22 December made the following decisions, which were subsequently implemented in Q1 2004.

It was decided that the operations of MOL and Slovnaft would be integrated into a unified business organisation under a unified management team in order to achieve targeted synergies. The senior management of the MOL Group would not change.

The Boards of Directors of MOL and Slovnaft decided, alongside the Board of Directors of TVK on 16 December, that an integrated Petrochemical Division would be created from 1 January 2004, under which the petrochemical production and trading activities of TVK and Slovnaft would be operated in an integrated manner. The integrated management team of the Petrochemical Division coordinates the daily production and trading activities of the two legally independent companies, Slovnaft and TVK.

The management of the integrated Petrochemical Division consists of the following members:

The head of the Petrochemical Division is Mr. Vratko Kassovic (Chief Executive Officer of Slovnaft), the deputy head of the division is Mr. Árpád Olvasó (Chief Executive Officer of TVK), the head of integrated petrochemical production is Mr. András Kósa (the petrochemical production director of Slovnaft), the head of integrated petrochemical trading is Mr. András Nagy (the trading and marketing deputy CEO of TVK).